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6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344

August 3, 2001

To Fargo Electronics, Inc. Stockholders:

    We are pleased to inform you that on July 31, 2001, Fargo Electronics, Inc. ("Fargo") entered into an Acquisition Agreement with Zebra Technologies Corporation ("Zebra") and Rushmore Acquisition Corp., a wholly-owned subsidiary of Zebra ("Merger Sub"), pursuant to which Merger Sub has today commenced a cash tender offer to purchase all of the outstanding shares of Fargo common stock, together with the associated rights to purchase preferred stock (the "Shares"), for $7.25 per share in cash (the "Offer").

    The Offer is conditioned on the minimum tender of a majority of the Shares (on a fully diluted basis) as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Zebra's commitment to complete its acquisition of Fargo, once the Offer is successfully consummated, through a merger in which all Shares not purchased in the Offer will be converted into the same net price as is paid in the Offer (the "Merger").

    Current directors, executive officers and certain other stockholders of Fargo have individually agreed to tender their Shares pursuant to Stockholder Agreements dated July 31, 2001. These Shares, in total, represent approximately 44.68% of the outstanding Shares.

    Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of Fargo and its stockholders, approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement and recommends that you tender your Shares to Zebra in the Offer.

    Enclosed with this letter is a Solicitation/Recommendation Statement on Schedule 14D-9 containing the Fargo Board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated July 31, 2001, of Raymond James & Associates, Inc., Fargo's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $7.25 per share cash consideration to be received by the Fargo stockholders in the Offer and the Merger was fair, from a financial point of view, to Fargo's stockholders.

    Also enclosed with this letter are Zebra's Offer to Purchase, a Letter of Transmittal for use in tendering Shares and other related documents.

    Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,

Gary R. Holland
Chairman, President and Chief Executive Officer

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Fargo Letter to Stockholders
  August 3, 2001